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                              March 14, 2024

       William Lim
       Chief Executive Officer
       Trident Digital Tech Holdings Ltd.
       Suntec Tower 3
       8 Temasek Boulevard Road, #24-03
       Singapore, 038988

                                                        Re: Trident Digital
Tech Holdings Ltd.
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed February 20,
2024
                                                            File No. 333-274857

       Dear William Lim:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 13, 2024 letter.

       Amendment No. 5 to Registration Statement on Form F-1

       General

   1. We note your response to prior comment 1, as well as the teleconference on March 12,
                                                        2024, between your
counsel and the staff. Please confirm, if true, that the selling security holder will not sell,
via a transaction registered under the Securities Act, any of the securities the selling
security holder acquired in the private placement that closed on
                                                        February 2, 2024, until
the registrant's initial public offering, as described in the registration statement,
has closed and trading in the registrant's securities has commenced on the Nasdaq Capital
Market. Please revise the disclosure in the registration statement accordingly. In doing
so, please eliminate any references, or implications, that the selling security holder may
sell securities at a fixed price before the registrant's initial public offering has closed and
its securities are trading on the Nasdaq Capital Market.
 William Lim
Trident Digital Tech Holdings Ltd.
March 14, 2024
Page 2

      Regarding our concerns that the proposed resale transaction could be an indirect primary offering, to help us better understand your position that the transaction should not be so characterized, please provide us with the following information:
          Please tell us how the parties to the private placement determined the sales price of
          $0.63 per share. In this regard, we note the seller in the private placement is an affiliate of Mr. Soon Huat Lim, your chairman, chief executive office and controlling shareholder.
          Please tell us how the parties determined the number of shares to be sold via the private placement.
          Please tell us how the parties determined the timing for the private placement, including how and when negotiations commenced, when to execute the purchase agreement, and when to close the transaction.
          Please clarify whether the lead underwriter for the initial public offering, Eddid
          Securities USA, Inc., had any role in, or direct or indirect participation in facilitating, the private placement.
          Please tell us why the selling security holder is not subject to the lock-up arrangements described in the prospectus for the initial public offering. Please clarify whether the lead underwriter sought to have the selling security holder subjected to the lock-up provisions. Further, please tell us why the lead underwriter believes the underwriting syndicate will be able to successfully place the securities to be sold in the initial public offering and facilitate the creation of a public market in your securities, despite the availability of the 25 million shares that the selling security holder could attempt to offer and sell into such market once trading commences.
          Please tell us how the parties determined the thresholds for the leak out agreement, and please tell us why the parties adopted the agreement.
          Regarding the business of the selling security holder, which you have described as
          "the business of investments and Web 3.0 related business activities," please tell us what the "investments" aspect of the business entails. We are interested in better understanding the nature of the investment activities of the selling security holder.

       Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any questions.



                                                              Sincerely,
FirstName LastNameWilliam Lim
                                                              Division of
Corporation Finance
Comapany NameTrident Digital Tech Holdings Ltd.
                                                              Office of Trade &
Services
March 14, 2024 Page 2
cc:       Stephanie Tang
FirstName LastName